UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SYNAPTICS INCORPORATED
(Exact name of registrant as specified in its charter)

DELAWARE	000-49602	77-0118518
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1109 McKay Drive
San Jose, California 95131
(Address of principal executive offices, including zip code)

Lisa Bodensteiner
(408) 904-1100
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X
Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 – Conflict Minerals Disclosure

Item 1.01.    Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

Synaptics Incorporated (including its consolidated subsidiaries, the “Registrant”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”).

For the Reporting Period, the Registrant conducted, in good faith, a reasonable country of origin inquiry regarding the conflict minerals (as defined in Item 1.01(d)(3) of Form SD), as well as cobalt, that are necessary to the functionality or production of products that the Registrant manufactures or contracts to manufacture (the “Minerals”). The inquiry was reasonably designed to determine if the Minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources.

The Registrant has determined that it is required to file a Conflict Minerals Report, which is attached as Exhibit 1.01 to this report. The Conflict Minerals Report is also publicly available at https://www.synaptics.com/conflict-minerals. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.    Exhibit.

The Registrant’s Conflict Minerals Report is included as Exhibit 1.01 to this report.

Section 2 – Resource Extraction Issuer Disclosure

Section 2.01. Resource Extraction Issuer Disclosure and Report.

Not Applicable.

Section 3 - Exhibits

Item 3.01.    Exhibits.

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Synaptics Incorporated

By: /s/ Lisa Bodensteiner
Lisa Bodensteiner
Senior Vice President and Chief Legal Officer
May 28, 2025

EXHIBIT 1.01

CONFLICT MINERALS REPORT

This Conflict Minerals Report (“Report”) of Synaptics Incorporated and its consolidated subsidiaries (“Synaptics,” the “Registrant,” or “we”) for the calendar year ended December 31, 2024 (the “Reporting Period”), is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014. Please refer to the Rule, Form SD, and the Securities and Exchange Commission’s (“SEC”) Release No. 34-67716 issued by the SEC on August 22, 2012 for definitions to the terms used in this Report, unless otherwise defined herein.
Synaptics is changing the way humans engage with connected devices and data, engineering exceptional experiences throughout the home, at work, in the car and on the go. Synaptics is the partner of choice for the world’s most innovative intelligent system providers who are integrating multiple experiential technologies into platforms that make our digital lives more productive, insightful, secure and enjoyable. These customers are combining Synaptics’ differentiated technologies in touch, display, wireless and biometrics with a new generation of advanced connectivity and artificial intelligence, or AI, enhanced video, vision, audio, speech and security processing. We generally supply our product solutions to our original equipment manufacturer (“OEM”) customers either directly or through their contract manufacturers, which take delivery of our products and pay us directly for such products.
Synaptics does not engage in the actual mining of conflict minerals or cobalt (the “Minerals”), does not make purchases of raw ore or unrefined Minerals from mines, and is many steps removed in the supply chain from the mining of the Minerals. We purchase the materials used in our products from a large network of suppliers, who may contribute necessary Minerals to our products. The smelters and refiners used by our suppliers are in the best position in the total supply chain to know the origin of ores, which cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other Minerals-containing derivatives. We rely on our suppliers to assist with our due diligence efforts, including our suppliers’ self-identification of the smelters and refiners used in their supply chain, and the countries from which the Minerals used in their supply chain may originate.
II.Products
The following products were identified during the Reporting Period as products that may contain any of the Minerals necessary to the functionality or production of products manufactured, or contracted to manufacture, by Synaptics:

•Our AstraTM platform is a scalable portfolio of intelligent edge processors, ranging from highly integrated microprocessor units, or MPUs, to high-performance microcontroller units, or MCUs, architected for an AI-enabled Internet of Things, or IoT. Supported by the Astra platform, the Synaptics SL and SR Series of AI-native System-on-a-Chip, or SoC, integrated circuits deliver a unified experience combining standards-based open software frameworks, rapid prototyping kits, full-featured AI/machine learning, or ML, toolkits, and Synaptics’ best-in-class Wi-Fi and Bluetooth connectivity solutions.
•Our ClearPad® family of products enables the user to interact directly with the display on electronic devices, such as mobile smartphones, tablets, and automobiles. Our ClearPad has distinct advantages, including low-profile form factor; high reliability, durability, and accuracy; and low power consumption. We typically sell our ClearPad solution as a chip, together with customer-specific firmware, to sensor manufacturers, OLED manufacturers or LCD manufacturers, to integrate into their touch-enabled products.
•Our ClearViewTM display driver products offer advanced image processing and low power technology for displays on electronic devices, including smartphones and tablets. ClearView products include adaptive image processing that works in concert with proprietary customization options to enable development of efficient and cost-effective high-performance solutions and faster time to market. Our display driver products offer automatic regional control of color balance that optimizes light and dark areas of an image simultaneously, and sunlight readability enhancement capabilities that optimize image quality under various lighting conditions. Our virtual reality bridge and virtual reality display driver integrated circuit, or DDIC, chips enable our customers to move to higher resolution and faster response displays.
•Our TouchViewTM solutions include our TDDI products that combine two functions, a touch controller, and a display driver, into a single chip that incorporates all the features of our ClearView and ClearPad products. TouchView products enable thinner form factors to help customers minimize component count and add flexibility to their industrial designs. These products are used in large screen devices, including notebooks and tablets, and are also certified for automotive display applications.
•Our Natural ID® family of capacitive-based fingerprint ID products is designed for use in notebook PCs, PC peripherals, automobiles, and other applications. Thin form factors provide industrial design flexibility, while robust matching algorithms and anti-spoofing technology provide strong security. Our Natural ID family of products spans a range of form factors, colors, and materials suitable for design on the front, back or side of a device.
•Our TouchPadTM family of products, which can take the place of, and exceed the functionality of a mouse, consists of a touch-sensitive pad that senses the position and movement of one or more fingers on its surface through the measurement of capacitance. Our TouchPad provides an accurate, comfortable, and reliable method for screen navigation, cursor movement, and gestures, and provides a platform for interactive input for both the consumer and corporate markets. Our TouchPad solutions allow our OEMs to provide stylish, simple, user-friendly, and intuitive solutions to consumers. Our TouchPad solutions also offer various advanced features, including scrolling, customizable tap zones, tapping and dragging of icons, and device interaction.
•Our SecurePadTM integrates our Natural ID fingerprint sensor directly into the TouchPad area, improving usability and simplifying the supply chain for notebook PC manufacturers.
•Our ClickPadTM introduces a clickable mechanical design to the TouchPad solution, eliminating the need for physical buttons. The button-less design of our ClickPad allows for unique, intuitive industrial design and makes an excellent alternative to conventional input and navigation devices. Our ClickPad is activated by pressing down on the internal tact switch to perform left-button or right-button clicks and provides tactile feedback similar to pressing a physical button. The latest version of ClickPad features ClickEQTM, a mechanical solution that provides uniform click depth to maximize the surface area available for gestures and improves click performance over hinged designs.
•Our ForcePad® is a thinner version of our ClickPad, which introduces a new dimension in control through the addition of variable force sensitivity. ForcePad is designed to provide consistent performance across OEM models through its design intelligence and self-calibration features. By detecting the amount of force applied, ForcePad is engineered to enable more intuitive and precise user interactions in operating system controls and applications. Designed with thin and light notebooks in mind, ForcePad is 40% thinner than a conventional touch pad.
•Our Digital Voice Family, or DVF, of SoC products is a comprehensive solution for developing affordable, scalable and green Voice over IP, or VoIP, home and office products. DVF facilitates rapid introduction of embedded features into residential devices such as cordless IP and instant messaging phones. DVF enables development of low-power enterprise IP, analog terminal adapters, or ATAs, and home VoIP phones that offer superb acoustic echo cancellation, high-quality HD voice, multi-line capabilities, and an enhanced user interface. Built on an open platform with multi-ARM processors running on Linux OS, DVF includes IPfonePro™, an extensive software development kit for IP phones and ATAs.
•Our Digital Enhanced Cordless Telecommunications, or DECT, SoC solutions provide integrated digital solutions and include all relevant digital baseband, analog interface and radio frequency functionality. Enhanced with our hardware and software technologies, these chipsets are highly versatile and enable the development of an array of cordless telephony solutions that allow for faster time to market than alternative custom silicon and software offerings. This portfolio supports cordless phones, cordless headsets, remote controls, home DECT-enabled gateways, fixed-mobile convergence solutions and home automation devices.
•Our AudioSmart® products bring forward optimum analog, mixed-signal and digital signal processor, or DSP, technologies for high-fidelity voice and audio processing. Our AudioSmart products include far-field voice technologies that enable accurate voice command recognition from a distance while disregarding other sounds, such as music, in order to activate smart devices such as smart speakers. AudioSmart also includes personal voice and audio solutions for high-performance headsets that enable active noise cancellation.
•Our VideoSmartTM series SoCs include CPUs running at up to 40K Dhrystone Million Instructions per Second, gaming-grade graphics processing units, or GPUs, voice, and neural network processing units, or NPU. These powerful solutions combine a central processing unit, or CPU, NPU, and GPU, into a single software-enriched SoC. They enable smart multimedia devices including set-top boxes, or STB, over-the-top, or OTT, streaming devices, soundbars, surveillance cameras and smart displays.
•Our ImagingSmartTM solutions include a product portfolio that spans four distinct product areas including document and photo imaging controllers, digital video, fax, and modem solutions. ImagingSmart products leverage image processing IP, JPEG encoders and DSP technology to deliver a wide range of fax, modem, digital video and printer solutions for home, mobile and imaging applications.
•Our DisplayLink® products utilize highly efficient video encode/decode algorithms to deliver a semiconductor-based solution which transmits compressed video frames across low bandwidth connections. These solutions are used in PC docking applications, conference room video display systems, and video casting applications.
•Our ConnectSmartTM video interface integrated circuit portfolio offers a full range of high-speed video/audio/data connectivity solutions that are designed for linking CPUs/GPUs and various endpoints for applications including PC docking stations, travel docks, dongles, protocol converters and virtual reality head mounted displays.

•Our Veros wireless connectivity solutions include state-of-the-art Wi-Fi®, Bluetooth®, GPS, GNSS, and ULE to address broad IoT market applications including home automation, multimedia streamers, security sensors, surveillance cameras, wireless speakers, games, drones, printers, wearable and fitness devices, in addition to numerous other applications which require a wireless connection.

•Our ultra-low power edge AI platform includes a highly integrated edge AI SoC designed for battery powered wireless devices equipped with audio or camera capabilities for consumer and industrial IoT applications. These solutions are designed for a wide range of power constrained IoT applications used in office buildings, retail, factories, warehouses, robotics, and smart homes and cities.
•Other product solutions we offer include Dual Pointing Solutions, and TouchStykTM. Our dual pointing solutions offer TouchPad with a pointing stick in a single notebook computer, enabling users to select their interface of choice. TouchStyk is a self-contained pointing stick module that uses capacitive technology similar to that used in our TouchPad.
III.Due Diligence
Based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition OECD 2016) and the due diligence framework published by the Responsible Business Alliance (“RBA”) and the Global e-Sustainability Initiative (“GeSI”), including the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template for calendar year 2024 (the “Template”), we took the following measures during the Reporting Period, to determine the source and chain of custody for the Minerals which we believed necessary to the functionality or production of products manufactured, or contracted to be manufactured, by us in the Reporting Period.
1.Synaptics identified 23 suppliers, that we believed could provide materials containing the Minerals necessary to the functionality or production of products manufactured by us or contracted by us to be manufactured.
2.Synaptics sent out a survey, based on the Template, to the suppliers described in No. 1 above requesting them to (a) determine whether they supplied Synaptics with metals or materials containing the Minerals; (b) conduct independent due diligence on their own supply chain; (c) identify all smelters in their supply chain that supply products containing the Minerals to Synaptics; and (d) download, complete and return the Template to Synaptics identifying all smelters and, using RMI resources, determine whether such smelters were certified as conformant smelters by the RMI’s Responsible Minerals Assurance Process (“RMAP”). For any non-conformant smelters identified, Synaptics strongly recommended the supplier remove such non-conformant smelter from the supplier’s supply chain and required the supplier to submit a plan to Synaptics detailing its efforts to remove or replace the non-conformant smelter. In addition, Synaptics’ suppliers were required to establish and document a policy on conflict minerals.
3. 100% of the suppliers identified in No. 1 above completed the steps described in No. 2 above, and one supplier declared that their products did not contain any of the Minerals. Of the 22 suppliers who stated their products may contain the Minerals, approximately 43% stated gold may be in the products supplied to Synaptics; approximately 48% stated tin may be in the products supplied to Synaptics; approximately 39% stated

tantalum may be in the products supplied to Synaptics; approximately 70% stated tungsten may be in the products supplied to Synaptics; approximately 52% stated cobalt may be in the products supplied to Synaptics; and approximately 5% stated mica may be in the products supplied to Synaptics.
4.All of the suppliers who responded identified all of the smelters used in their supply chain, in accordance with the Template and its instructions. The 22 suppliers sourced conflict minerals from a combined 266 different smelters, of which 8 smelters were non-conformant smelters, as determined by the RMAP.1
5.Synaptics compared the smelters identified by each of our suppliers to the list of smelters identified as conformant smelters by the RMAP. Approximately 98.21% of the smelters used by our suppliers for tantalum, gold, tin and tungsten appeared on this list and are certified by the RMAP as conformant smelters.
a.Our suppliers used 32 different smelters located in 10 different countries for tantalum. Of these smelters, 100% are certified conformant smelters as defined by the RMAP.
b.Our suppliers used 86 different smelters located in 29 different countries for gold. Of these smelters, approximately 99% are certified conformant smelters as defined by the RMAP.
c.Our suppliers used 70 different smelters located in 17 different countries for tin. Of these smelters, approximately 97% are certified conformant smelters as defined by the RMAP.
d.Our suppliers used 31 different smelters located in 9 different countries for tungsten. Of these smelters, approximately 100% are certified conformant smelters as defined by the RMAP.
6.Our suppliers used 43 different smelters located in 12 different countries for cobalt. As of April 23, 2025, RMI has reported 46 cobalt smelters and refiners as conformant with applicable RMAP assessment protocols and 13 cobalt smelters and refiners that are active with respect to progressing to compliance with such protocols. Of the 43 smelters that our suppliers used, 41 are certified conformant smelters as defined by RMAP and 0 are active with respect to progressing to conformant status. We continue to encourage the cobalt refiners in our supply chain to participate in the RMAP process.
7.Synaptics’ reasonable country of origin inquiry and due diligence efforts are based on surveys provided by its suppliers, which report to Synaptics whether its smelters are certified as conformant smelters. Certain of Synaptics’ suppliers were unable to determine the countries of origin of the Minerals it provided to us, therefore, we are unable, at this time, to conclusively determine the countries of origin of all the Minerals used in our products.
1 Smelter data presented in this Report is based on the Responsible Minerals Assurance Process list of Conformant Smelters and Refiners as of April 23, 2025.

IV.During the Reporting Period, we conducted the due diligence efforts described in this Report to determine the mine or location of the Minerals in our products. We relied on the information provided by independent third-party audit programs, such as the RMI, to determine whether the smelters disclosed by our suppliers are conformant smelters, as defined by the RMAP.
We continue to recommend to, and put pressure on, our suppliers who had non-conformant smelters in their supply chain in calendar year 2024 to remove such non-conformant smelters from their supply chain as soon as possible and we require such suppliers to submit a plan to Synaptics detailing their efforts to either remove or replace such smelter.
V.As discussed above, where possible, Synaptics has relied on third party assurances and certifications. For example, we accept as reliable any smelter that is identified as conformant by the RMAP. To the extent that other audited supplier certifications are provided to Synaptics, Synaptics may consider reliance on such certifications on a case-by-case basis.
VI.Additional Due Diligence and Risk Mitigation
VII.Synaptics periodically assesses the risk of other minerals in its products, and we update our due diligence process to address the risk of additional minerals, when appropriate.
We will continue to monitor our supply chain, including smelters used by our suppliers, to ensure that all smelters used by our suppliers are conformant with the RMAP. We will continue to pressure our supply chain to provide complete and accurate information regarding their smelters who provide the Minerals; continue to pressure our supply chain to either remove or replace non-conformant smelters from their own supply chain; remove from our supply chain those suppliers who continually refuse to or who are unable to provide complete information regarding their smelters; remove from our supply chain those suppliers who continue to maintain non-conformant smelters in their supply chain; and assess the results of supplier responses to the Template.
Due to the size, breadth and complexity of our supply chain, the process of successfully tracing all of the necessary Minerals used in our products back to their country of origin will require additional time and resources. Our ability to make determinations about the presence and source of origin of such Minerals in our products depends upon a number of factors including, but not limited to: (i) the respective due diligence efforts of our suppliers and their supply chain, as well as their willingness to disclose such information to us, and (ii) the ability and willingness of our supply chain to adopt the OECD Guidance and other initiatives or guidance that may develop over time with respect to responsible sourcing. The inability to obtain reliable information from any level of our supply chain could have a material impact on our ability to provide meaningful information on the presence and origin of necessary Minerals in our products’ supply chain with any reasonable degree of certainty. There can be no assurance that our suppliers will continue to cooperate with our diligence inquiries and our requests for certifications, or to provide us with the documentation or other evidence that we consider reliable in a timeframe sufficient to allow us to make a reasonable and reliable assessment following appropriate further diligence measures, as may be required.